IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                        IN AND FOR NEW CASTLE COUNTY

 UR ACQUISITION CORPORATION, a Delaware    :
 corporation, and UNITED RENTALS, INC., a  :
 Delaware corporation,                     :
                                           :
                Plaintiffs,                :
                                           :  Civil Action No. 17090 NC
                  v.                       :
                                           :
 MARTIN R. REID, WILLIAM M. BARNUM, JR.,   :
 JAMES R. BUCH, DAVID P. LANOHA,           :
 CHRISTOPHER A. LAURENCE, ERIC L. MATTSON, : PUBLIC VERSION PURSUANT TO
 BRITTON H. MURDOCH, JOHN M. SULLIVAN,     : RULE 5(g)(4)(b)
 RENTAL SERVICE CORPORATION, a Delaware    :
 corporation, and NATIONSRENT, INC., a     :
 Delaware corporation,                     :
                                           :
                Defendants.                :


                  FIRST AMENDED AND SUPPLEMENTAL COMPLAINT

           Plaintiffs UR Acquisition Corporation ("UR Acquisition") and United Rentals, Inc. ("URI"), as and for their First Amended and
 Supplemental Complaint herein, by and through their undersigned attorneys, allege, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:

                           NATURE OF THIS ACTION

           1. On April 5, 1999, Plaintiff UR Acquisition, a wholly owned subsidiary of plaintiff URI, commenced a tender offer (the "Tender Offer" or the "URI Tender Offer") for all of the outstanding shares of defendant Rental Services Corporation ("RSC") at $22.75 per share in cash. This represented sented a 32% premium over the market price for URI's shares (as of the close of trading on the New York Stock Exchange on April 1, 1999, the last trading day prior to the opening of the Tender Offer).

           2. In an agreement dated as of January 20, 1999 (the "Merger Agreement"), RSC and defendant NationsRent, Inc. ("NationsRent") agreed to merge in a stock-for-stock exchange. The RSC board approved the Merger Agreement less than one week after RSC's Chief Executive Officer rebuffed an offer from URI to discuss a possible acquisition by URI, stating in substance that RSC was not for sale.

           3. Unlike RSC, the shares of which are owned by a large number of unaffiliated stockholders, approximately 48% of the outstanding common stock of NationsRent is controlled by its three founding stockholders (the "NationsRent Founding Stockholders"). Two of the NationsRent Founding Stockholders, H. Family Investments, Inc. and James L. Kirk (NationsRent's chairman and chief executive officer), collectively own approximately 46.1% of NationsRent's common stock and have entered into a voting agreement with RSC in which they have agreed to vote their shares together in favor of the NationsRent merger. The effect of the proposed NationsRent/RSC merger would thus be to transfer control of RSC from a disparate unaffiliated group of stockholders to an entity effectively controlled by the NationsRent Founding Stockholders.

           4. RSC and NationsRent agreed in their Merger Agreement to a breakup fee of more than 11% of the value of the merger consideration (calculated as a percentage of the market capitalization of equity in the proposed transaction contemplated by the Merger Agreement) (the "Breakup Fee"), as well as a "lock-up" cross-stock option (the "Lockup Option") which permits NationsRent and RSC to purchase approximately 19.9% of each other's common stock. The Lockup Option becomes exercisable upon the occurrence of any event that would result in NationsRent becoming entitled to the Breakup Fee.

           5. The Breakup Fee and Lock Up were granted not to seal in a superior proposal but to preclude an active bidding process for control of RSC. Prior to entering into the Merger Agreement, RSC's Chairman and Chief Executive Officer had been told of URI's interest in acquiring RSC. RSC responded by almost immediately agreeing to the Merger Agreement on terms which, because they preclude alternative proposals and coerce stockholders into supporting the Merger, are highly unfavorable to RSC and its stockholders.

           6. On April 16, 1999, RSC announced that its directors had voted to reject URI's offer and to declare a dividend distribution of one Preferred Share Purchase Right on each outstanding share of RSC common stock (the "Rights Plan"). The Rights Plan is specifically designed to thwart URI's Tender Offer unless the Individual Defendants vote to redeem it in favor of URI.

           7. Despite the Individual Defendants' fiduciary duty to act to maximize the value obtained for all RSC stockholders, the Breakup Fee, Lockup Option and other actions alleged more fully herein are designed to preclude, and have the effect of precluding, among other things, a superior offer for RSC from URI.

           8. Plaintiffs' Tender Offer is non-discriminatory, non-coercive and provides a substantial premium to the stockholders of RSC in exchange for their RSC shares. Through the Tender Offer and a proposed second-step merger, plaintiffs intend to acquire control of, and ultimately the entire equity interest in, RSC. However, the Tender Offer is conditioned upon, among other things, the setting aside of the Breakup Fee contained in RSC's Merger Agreement with NationsRent and the attendant Lockup Option.

           9.   In an April 16, 1999 press release and SEC filing on
 Schedule 14D-9, RSC disclosed, for the first time, that its Chief Executive Officer, Martin Reid ("Reid"), had been granted a "medical leave of absence due to a heart condition." RSC and the Individual Defendants however, failed to disclose to RSC stockholders, among other things, [REDACTED] RSC's April 16 press release and Schedule 14D-9 filed that same day contain other materially false and misleading statements in violation of the fiduciary duties of candor owed by the Individual Defendants to RSC and its shareholders.

           10. Accordingly, plaintiffs seek declaratory, injunctive and other relief as set forth herein to remedy the violations alleged herein.

                                THE PARTIES

           11. Plaintiff URI is a Delaware corporation with its principal executive offices in Connecticut. URI, an owner of RSC stock, is primarily engaged in the equipment rental business, as are RSC and NationsRent.

           12. Plaintiff UR Acquisition is a Delaware corporation with its principal executive offices in Connecticut. UR Acquisition is a wholly owned subsidiary of URI.

           13. Defendant RSC is a Delaware corporation with its principal place of business in Scottsdale, Arizona.

           14. Based upon RSC's public disclosures, defendant Reid is the Chairman and Chief Executive Officer of RSC. In a press release dated as of April 16, 1999, RSC announced to its stockholders for the first time that Reid had taken a medical leave of absence due to a heart condition. According to RSC, "Mr. Reid's leave is based upon the advice of his physicians and will last until evaluation and comprehensive treatment of his medical condition have been completed." [REDACTED]

           15. Defendant Daniel P. Lanoha is Senior Vice President of Operations and a director of RSC.

           16. Defendants William M. Barnum, Jr., James R. Buch, Christopher A. Laurence, Eric L. Mattson, Britton H. Murdoch and John M. Sullivan are directors of RSC. According to RSC's filing on Form 10-K for the year ended December 31, 1998, its board of directors "presently consists of eight members, including four independent directors." Thus, by RSC's own admission, its board lacks a majority of independent directors.

           17. On April 16, 1999, RSC announced that in light of Mr. Reid's medical condition, it had established an Executive Committee of the Board comprised of directors Sullivan and Murdoch "to work with and supervise the executive management of the Company."

           18. Defendant NationsRent is a Delaware corporation with its principal executive offices in Ft. Lauderdale, Florida.

                            THE MERGER AGREEMENT

           19. In December 1998, a representative of URI's financial advisor telephoned defendant Reid to arrange a meeting between them. While Reid stated he did not believe it was a good time to sell RSC, he agreed to meet in January 1999.

           20. On January 15, 1999, such a meeting took place with Reid and Robert M. Wilson, RSC's Executive Vice President, Secretary and Treasurer. At the meeting, Reid was asked whether RSC was interested in discussing a business combination with URI, and Reid stated that his company was not for sale.

           21. Six days later, NationsRent and RSC announced that they had entered into the Merger Agreement, pursuant to which RSC would merge with NationsRent in a stock-for-stock transaction valued at approximately $360 million when the agreement was announced. That agreement was approved by the Individual Defendants at a meeting on January 20. The Merger Agreement further contemplated that James L. Kirk, NationsRent's Chairman and Chief Executive Officer, would become CEO of the combined entity and defendant Reid would become Chairman.

           22. Pursuant to the Merger Agreement, each share of NationsRent would be converted into 0.355 share of RSC common stock. Also pursuant to the Merger Agreement, NationsRent would have the right to nominate five of the nine directors of the combined companies.

           23. Under the circumstances presented here, the aggregate effect of the structural barriers to an alternative transaction created by the NationsRent transaction is both preclusive and coercive. Pursuant to the Merger Agreement, a termination by either party under certain specified circumstances requires the terminating party to pay the other party $35 million as a Breakup Fee, and an additional $5 million in expenses. As of the date of the Merger Agreement, the $40 million total Breakup Fee (including expenses) represented approximately 11% of the market capitalization of the equity of the NationsRent transaction.

           24. RSC and NationsRent have also each granted to the other the Lockup Option to purchase approximately 19.9% of the stock of their respective corporations pursuant to a "stock option agreement" dated on or about January 20, 1999. The Lockup Option becomes exercisable upon the occurrence of any event that would result in the holder of the option being entitled to receive payment of the Breakup Fee under the Merger Agreement. Among other things, the Lockup Option is designed (i) to ensure that the only transaction that RSC stockholders are permitted to consider is between RSC and NationsRent; (ii) to deter URI from seeking to acquire RSC upon terms that are economically superior to the NationsRent/RSC Merger Agreement; and (iii) to penalize either party to the Merger Agreement should it attempt to secure a better transaction for its stockholders. Thus, should RSC decide to accept an offer for a different business combination transaction from URI or should RSI shareholders fail to approve the NationsRent/RSC Merger Agreement -- no matter how advantageous to RSC's stockholders -- RSC would be forced to allow NationsRent to purchase approximately 19.9% of the common equity of RSC at an undisclosed price, as well as being forced to pay NationsRent $40 million.

                URI TAKES ITS CASE DIRECTLY TO RSC'S STOCKHOLDERS

           25. On April 5, 1999, plaintiffs announced the commencement of a tender offer to purchase all of the outstanding common stock of RSC at $22.75 per share in cash -- a 32% premium over RSC's closing price prior to the tender offer.

           26. Among other things, consummation of the offer is conditioned upon the Breakup Fee and the Lockup Option's having been terminated or invalidated without any funds having been paid or stock having been issued thereunder. The cost to plaintiffs of their Tender Offer if NationsRent were to exercise the Lockup Option and then to tender its shares into plaintiffs' Tender Offer would be increased significantly. Moreover, the mere existence of the Lockup Option prevents transactions other than the NationsRent/RSC Merger from occurring.

           27. On April 5, 1999, URI's Chairman and Chief Executive Officer sent a letter to Mr. Reid of RSC advising him of the Tender Offer and the benefits of a combination between URI and RSC, and offering to meet with him and RSC directors to discuss the URI proposal and answer relevant questions.

           28. On April 13, 1999, URI filed with the United States Securities and Exchange Commission preliminary proxy materials to solicit proxies from RSC shareholders against the RSC/NationsRent merger and a preliminary consent solicitation soliciting written consents from RSC stockholders to, among other things, remove the members of the RSC Board.

                            THE RSC BOARD'S RESPONSE

           29. At meetings held during the week ending on April 16, 1999, RSC's board voted to reject URI's offer; to stand by the URI/NationsRent transaction; and to adopt a shareholder Rights Plan for the stated purpose of impeding the URI Tender Offer. Specifically, the URI Board declared a dividend of one Preferred Share Purchase Right ("Right") on each outstanding share of RSC common stock. As outlined in RSC's Form 8-K filed on April 16, 1999, the Rights Plan contains both "flip-in" and "flip-over" provisions. The flip-in provision allows the holder of a Right to acquire additional shares of RSC voting stock at a substantially reduced price.

           30. The flip-over provision gives the holder the ability to exercise the Right in exchange for shares of any acquiring company, with the holder receiving a certain number of shares of the acquiror with a market value twice that of the existing purchase price of one Right. In other words, if URI were to acquire RSC without the RSC Board having first redeemed the Rights, current RSC stockholders would be able to double the value of their Preferred Purchase Share Rights overnight by exchanging them for URI stock. URI's capitalization, in turn, would be impaired.

                        THE MISLEADING RSC SCHEDULE 14D-9

           31. In a press release and filing on Schedule 14D-9 both dated April 16, 1999, RSC announced its decision, and actions taken, with respect to the URI Tender Offer. That announcement was preceded earlier in the day by an earnings release that failed fully to disclose all material information, including that it was based on certain extraordinary non-recurring items. The press release and Schedule 14D-9 also disclosed, for the first time, that RSC's Chairman and chief Executor Officer, had taken a "medical leave of absence." For example, a "Dear Stockholder" letter, is signed by defendant Sullivan, states in the next to last paragraph:

      You should be aware of a separate development. The Company has established an Executive Committee of the Board, of which I will serve as Chairman and which includes my fellow director, Britton
      H. Murdoch. The Committee will work with and supervise the executive management of the Company, including Robert M. Wilson, Executive Vice President and Chief Financial Officer, and Douglas
      A. Waugaman, newly appointed Chief Operating Officer, during the absence of Martin R. Reid, our Chairman and Chief Executive Officer. Mr. Reid, upon the advice of his physicians, has requested and been granted a medical leave to complete evaluation and pursue treatment of a heart condition.

 [REDACTED].  Letters to suppliers and customers, which are included in the
 Schedule 14D-9 as exhibits, misleadingly state:

      Marty's tremendous energy has always been a force of excitement and vitality throughout our Company. Please join us in wishing him a speedy recovery and return."

 [REDACTED]

           32.  [REDACTED]

           33. In other publicly filed documents, RSC has stated that its business depends to a significant extent on the contributions of executive officers and directors, and that the loss of the services of key employees or directors could have an adverse effect on RSC's business. [REDACTED]

           34.  [REDACTED]

           35. In addition, the Schedule 14D-9 disclosed that the RSC Board continued to believe "that the NationsRent Merger represents an attractive transaction for RSC's stockholders, consistent with the RSC Board's long-
 term growth strategy . . . ."  The Schedule 14D-9 also discussed that the
 RSC Board received a letter from NationsRent dated April 12 in which NationsRent "reconfirm[ed]" its "strong commitment" to the merger transaction and that "[i]n response to this letter, RSC has engaged in discussions with NationsRent and its financial and legal advisors with respect to the NationsRent Merger in light of the commencement of the Tender Offer and anticipates engaging in such discussions in the future." However, RSC has failed to disclose to its shareholders and the investing public the nature of these discussions.

                             IRREPARABLE INJURY

           36. Defendants' conduct has irreparably harmed and, unless enjoined, will continue to irreparably harm plaintiffs by depriving them of the unique opportunity to acquire RSC. The actions of the Individual Defendants constitute a breach of the fiduciary duties owed by the Individual Defendants to RSC's stockholders. Plaintiffs' resulting injury is not compensable in monetary damages and they, therefore, have no adequate remedy at law.

                     COUNT I:  BREACH OF FIDUCIARY DUTY

           37. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth herein.

           38. By virtue of their positions as directors of RSC, the Individual Defendants owe fiduciary duties to RSC and its stockholders. These duties include, but are not limited to, the obligation to consider and fairly evaluate all offers for RSC, the obligation to act reasonably to seek a transaction offering the highest value reasonably available to RSC's stockholders in the sale or merger of RSC, and the obligation not to put self-interests and personal considerations, or any other considerations, ahead of the interests of RSC's stockholders. The Individual Defendants are also obligated to conduct the affairs of RSC with due care.

           39. The conduct of the Individual Defendants in, among other things, agreeing and then failing to rescind the Breakup Fee and Lockup Option and in failing to redeem or otherwise render inapplicable to URI the Rights Plan demonstrates a lack of good faith, could not have been based upon a reasonable inquiry, and unreasonably precludes any possibly superior offer for RSC such as the Tender Offer.

           40. In engaging in the foregoing conduct, the RSC directors breached their fiduciary duties by, among other things, failing to act in a manner that was entirely fair to all RSC stockholders. The Individual Defendants have also failed to obtain a transaction offering the best value available to all RSC stockholders. Further, the conduct of the Individual Defendants was wholly unreasonable in relation to any "threat" posed by URI and was not undertaken in good faith and after reasonable investigation.

           41. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties, to the detriment of RSC and its stockholders, including URI.

           42.  Plaintiffs have no adequate remedy at law.

                     COUNT II:  BREACH OF THE DUTY OF CANDOR

           43. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth herein.

           44. Defendants RSC and the Individual Defendants have failed to disclose material facts and have made materially false and misleading statements and alleged more fully above.

           45. The foregoing unlawful activities constitute violations of the duty of complete forthrightness and candor owed to shareholders of Delaware corporations.

           46.  Plaintiffs have no adequate remedy at law.

                     COUNT III:  BREACH OF FIDUCIARY DUTY
                   IN CONNECTION WITH 8 DEL. C. section 203

           47. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

           48. The Tender Offer is non-coercive and non-discriminatory. It is fair to RSC stockholders, poses no threat to RSC's corporate policy and effectiveness, and represents a substantial premium over both the market price of RSC common stock prior to the announcement of the Tender Offer and the implied value of RSC's proposed Merger Agreement with NationsRent.

           49.  Section 203 of the Delaware General Corporation Law, 8 Del.
 C. section 203, entitled "Business Combinations with Interested
 Stockholders", applies to any Delaware corporation, including RSC, that has not opted out of such statute's coverage.

           50. Among other things, Section 203, which was designed to impede coercive and inadequate tender and exchange offers, provides that if a person acquires 15% or more of a corporation's stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination" with the corporation (defined to include a merger or consolidation) for three years after the person becomes an interested stockholder, unless (i) prior to the 15% acquisition, the board of directors has approved either the acquisition or the business combination;
 (ii) the interested stockholder acquires 85% of the corporation's voting stock in the transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

           51. Section 203 may not properly be used by the RSC Board to obstruct RSC's stockholders from considering URI's non-coercive, non-discriminatory, all cash offer, which offer is superior to that implied in the Merger Agreement with NationsRent, nor may it be used to prevent substantive negotiations between URI and RSC that could lead to an even more advantageous deal between URI and RSC. Section 203 was designed to allow a board of directors to ensure that their stockholders received the highest possible value for their shares, not to allow the board to refuse to consider all possible alternatives to their chosen deal or to deny stockholders the right to vote on any other deal.

           52. Pursuant to Section 203, the Individual Defendants can render the statute inapplicable to the URI Tender Offer by approving it. The Individual Defendants' presumptive failure to approve the URI Tender Offer for purposes of Section 203 and to take any other steps necessary to render Section 203 inapplicable (presumed based upon the conduct of RSC and the Individual Defendants towards URI to this point) constitutes a breach of the fiduciary duty owed by the Board to RSC's stockholders.

           53.  Plaintiffs have no adequate remedy at law.

                  COUNT IV:  AIDING AND ABETTING LIABILITY

           54. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth herein.

           55. The Individual Defendants have breached their fiduciary duties to RSC and its stockholders.

           56. NationsRent has aided and abetted the Individual Defendants in their breaches of fiduciary duty. As a direct participant in the Merger Agreement between NationsRent and RSC, NationsRent knew of the breaches of fiduciary duty set forth herein, and in fact actively encouraged and participated in said breaches of fiduciary duty. NationsRent induced the Individual Defendants' breaches in order to obtain the substantial financial benefits that the Merger Agreement between NationsRent and RSC would provide it at the expense of RSC's stockholders.

           57.  Plaintiffs have no adequate remedy at law.

           WHEREFORE, Plaintiffs UR Acquisition and URI respectfully request that this Court:

           A. Declare and decree that (i) the Breakup Fee provisions of the Merger Agreement, and (ii) the Lockup Option were approved (and not rescinded) in breach of the fiduciary duties of the Individual Defendants and that each of them is unlawful and invalid, null and void and of no further effect;

           B.   Temporarily, preliminarily and permanently enjoin
 NationsRent, RSC, and their respective employees, agents and all persons acting on their behalf from taking further steps or any actions with respect to (i) the Lockup Option and/or (ii) the Breakup Fee and/or (iii) any other unlawful provisions of the Merger Agreement;

           C. Temporarily, preliminarily and permanently enjoin RSC and the Individual Defendants to render Section 203 inapplicable to the URI Tender Offer by approving the URI Tender Offer for purposes of Section 203;

           D. Declare and decree that the adoption of and failure to redeem the Rights Plan constitutes a breach of the fiduciary duties of the Individual Defendants;

           E. Temporarily, preliminarily and permanently enjoin the adoption or exercise of any other measures by RSC or the Individual Defendants which have the effect of impeding, thwarting, frustrating or interfering with the URI Tender Offer;

           F. Require RSC and the Individual Defendants to take all steps necessary to provide plaintiffs with a fair and equal opportunity to acquire RSC, including furnishing to URI the same information and access to information as was provided to NationsRent;

           G. Declaring that the Individual Defendants have violated their fiduciary duties of candor and ordering RSC to make all appropriate disclosures and correct all false or misleading statements and omissions of material fact regarding the NationsRent merger and/or the URI Tender Offer;

           H.   Temporarily, preliminarily and permanently enjoin
 NationsRent, and its employees, agents and all persons acting on its behalf, from aiding and abetting the Individual Defendants' breach of their fiduciary duties to RSC and its stockholders, including with respect to the Merger Agreement, the Breakup Fee, the Lockup Option, the Rights Plan, or the Tender Offer Commenced by plaintiffs; and

           I. Grant such other and further relief as the Court may deem just and proper, including the costs and disbursements of this action and reasonable plaintiffs' attorneys' fees.

                                /s/ Edward P. Welch
                               ---------------------------------
                               Edward P. Welch
                               Stephen D. Dargitz
                               SKADDEN, ARPS, SLATE,
                                    MEAGHER & FLOM LLP
                               One Rodney Square
                               P.O. Box 636
                               Wilmington, Delaware   19899
                               (302) 651-3000

                               David J. Margules
                               WOLF, BLOCK, SCHORR &
                                 SOLIS-COHEN LLP
                               One Rodney Square, Suite 300
                               Wilmington, DE 19899

                               Attorneys for Plaintiffs,
                               UR Acquisition Corporation and
                               United Rentals, Inc.
 OF COUNSEL:

 Jay B. Kasner

 Steven J. Kolleeny
 SKADDEN, ARPS, SLATE,
     MEAGHER & FLOM LLP
 919 Third Avenue
 New York, New York 10022
 (212) 735-3000

 Dated:  May 10, 1999